Exhibit 99.1

Bragg’s ORYX Gaming iGaming Content now Live in the Bahamas with Island Luck

Launch in Bahamas represents newest online gaming market for Bragg

TORONTO, March 29, 2022 – ORYX Gaming, a Bragg Gaming Group company (NASDAQ: BRAG, TSX: BRAG), has launched its exclusive iGaming content in the Bahamas with the country’s largest operator, Island Luck.

Customers of the major Bahamian operator now have access to the full portfolio of ORYX’s exclusive content developed by its in-house studios as well as from ORYX’s premium partners.

The launch follows the company’s recent receipt of its certification and approval to offer its products and services to operators in the Caribbean nation.

The rapid go-live with Island Luck is testament to the flexibility of the ORYX RGS and the appeal of its iGaming content. Bragg is in the process of securing additional agreements for the distribution of its content with online casino operators in the Bahamas.

Established in 2009, Island Luck is licensed by the Gaming Board for the Bahamas and is the largest gaming company in the country, offering online sports betting, casino and lottery throughout the islands.

The Bahamas player base has a similar demographic to the United States and Canada, markets which Bragg expects to target more widely later in the year following its recently announced license in Ontario, and with further license applications underway in New Jersey, Pennsylvania and Michigan.

Chris Looney, Chief Commercial Officer at Bragg, said: “Taking our content live in the Bahamas so shortly after receiving regulatory approval is a fantastic achievement and highlights the ability we have to scale our RGS into new markets as well as the popularity of our exclusive games portfolio.

“Island Luck is a great partner for us with local know-how and a growing customer base and we are very excited about introducing our content in the Bahamas for the first time together with them. This is just the first partnership of many as we look forward to establishing ourselves as the premier supplier on the island.”

Cézár Veres , Chief Business Development Officer at Island Luck, said: “As soon as we heard about ORYX’s content receiving the green light in the Bahamas we knew we wanted to partner with them and bring their content to our customers.

“With a diverse games library from some really talented studios, our ability to offer their content strengthens our impressive portfolio offerings and helps us continue to be the operator of choice to local players.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For investor relations at Bragg Gaming Group, please contact:

Yaniv Spielberg, Chief Strategy Officer at Bragg Gaming Group

info@bragg.games

or

Joseph Jaffoni, Richard Land and James Leahy at JCIR

212-835-8500 or bragg@jcir.com

For media enquiries or interview requests, please contact:

Giles Potter, Chief Marketing Officer at Bragg Gaming Group

press@bragg.games